UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No.       )*




                           Select Comfort Corporation
                           --------------------------
                                (Name of Issuer)



                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                    81616X103
                                    ---------
                                 (CUSIP Number)


                               September 27, 2002
                               ------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- -------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
   1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (Entities only)

          Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k)

--------- -------------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A
   2      GROUP*                                                                                                (a)  [ ]

                                                                                                                (b)  [ ]

--------- -------------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
   3

--------- -------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   4
          United States Citizens

--------- -------------------------------------------------------------------------------------------------------------------------

      NUMBER OF                   SOLE VOTING POWER
        SHARES             5
     BENEFICIALLY                 1,735,000 (See Items 2 and 4)
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        --------- -------------------------------------------------------------------------------------------------
                                  SHARED VOTING POWER
                           6
                                  0
                        --------- -------------------------------------------------------------------------------------------------
                                  SOLE DISPOSITIVE POWER
                           7
                                  1,735,000 (See Items 2 and 4)
                        --------- -------------------------------------------------------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                           8
                                  0
----------------------- --------- -------------------------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,735,000 (See Items 2 and 4)
------------ ----------------------------------------------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                     | |

             Not applicable.
------------ ----------------------------------------------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.85% (See Items 2 and 4)
------------ ----------------------------------------------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

             IN
------------ ----------------------------------------------------------------------------------------------------------------------

                                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 6 Pages

SCHEDULE 13G



Item 1(a).   Name of Issuer.
---------    --------------

             Select Comfort Corporation

Item 1(b).   Address of Issuer's Principal Executive Offices.
---------    -----------------------------------------------

             6105 Trenton Lane North
             Minneapolis, MN  55442

Item 2(a).   Name of Person Filing.
---------    ---------------------

             Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k) (the "Reporting Persons"). The Reporting Persons are the sole members of NorthBay Partners, L.L.C., a Wisconsin limited liability company ("NBP") which serves as (a) the managing member of NorthBay Management, LLC, the managing general partner of NorthBay Opportunities, L.P., a Delaware limited partnership ("NOLP"), (b) the investment manager of NorthBay International Opportunities Ltd., a British Virgin Islands corporation ("NIOL"), and (c) the managing member of NorthBay International Management, LLC, the managing general partner of NIOL. NOLP and NIOL are the holders of record of all of the shares of Common Stock reported in this Schedule 13G.

Item 2(b).   Address of Principal Business Office or, if None, Residence.
---------    -----------------------------------------------------------

             The business address of each of the Reporting Persons is 3600 South Lake Drive, St. Francis, Wisconsin 53235.

Item 2(c).   Citizenship.
---------    -----------

             Each of the Reporting Persons is a United States citizen.

Item 2(d).   Title of Class of Securities.
---------    ----------------------------

             Common Stock

Item 2(e).   CUSIP Number.
---------    ------------

             81616X103

Item 3.      If this  Statement  is Filed  pursuant to Rule  13d-1(b),  or
------       -------------------------------------------------------------
             13d-2(b) or (c), Check Whether the Person Filing is a:
             ------------------------------------------------------

             (a)     [ ]      Broker or dealer registered under Section 15 of
                              the  Exchange Act.

                                                              Page 4 of 6 Pages

SCHEDULE 13G



             (b)     [ ]      Bank as defined in Section 3(a)(6) of the Exchange
                              Act.
             (c)     | |      Insurance company as defined in Section 3(a)(19)
                              of the Exchange Act.
             (d)     [ ]      Investment company registered under Section 8 of
                              the Investment Company Act.
             (e)     [ ]      An investment adviser in accordance with Rule
                              13d-1(b)(1)(ii)(E);
             (f)     [ ]      An employee benefit plan or endowment fund in
                              accordance with Rule 13d-1(b)(1)(ii)(F);
             (g)     [ ]      A parent holding company or control person in
                              accordance with Rule 13d-1(b)(1)(ii)(G)
             (h)     [ ]      A savings association as defined in Section 3(b)
                              of the Federal Deposit Insurance Act;
             (i)     [ ]      A church plan that is excluded from the definition
                              of an investment  company under Section 3(c)(14)
                              of the Investment Company Act;
             (j)     [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J)


Item 4.      Ownership.
------       ---------

             Introductory Note: on September 27, 2002, NOLP and NIOL purchased an aggregate of 2,000,000 shares of Common Stock, of which amount NIOL purchased 1,500,000 shares and NOLP purchased 500,000 shares. Based upon information provided in the Issuer's Form 10-Q for its fiscal quarter ended June 29, 2002, there were 29,583,826 shares of Common Stock issued and outstanding as of June 29, 2002. Therefore, for purposes of Rule 13d-3 under the Exchange Act, the Reporting Persons were the beneficial owners of an aggregate of 6.76% of the Issuer's issued and outstanding shares of Common Stock as of such date. Subsequently, between October 28, 2002 and November 4, 2002, NOLP sold 66,250 shares of Common Stock and NIOL sold 198,750 shares of Common Stock, so that, as of the date hereof, the Reporting Persons have the beneficial ownership as set out below in this Item 4:

             (a)   Amount beneficially owned: 1,735,000 shares of Common Stock*

             (b)   Percent of class:  5.85%

             (c)   Number of shares as to which such person has:

                   (i)      Sole power to vote or to direct the vote:  1,735,000
                   (ii)     Shared power to vote or to direct the vote:  0
                   (iii) Sole power to dispose or to direct the disposition of: 1,735,000
                   (iv)     Shared power to dispose or direct the disposition
                            of:  0

                                                              Page 5 of 6 Pages

SCHEDULE 13G




             *The foregoing amounts of shares and percentage represent the combined indirect holdings of Michael A. Roth and Brian J. Stark, as joint filers. Of such amounts, 433,750 shares (1.46% of the total outstanding) are held directly by NOLP and 1,301,250 shares (4.39% of the total outstanding) are held directly by NIOL. As sole members of NBP, Messrs. Roth and Stark direct the management of NOLP and NIOL, and possess sole power to vote and dispose of all of the foregoing shares. Based upon information provided in the Issuer's Form 10-Q for its fiscal quarter ended September 28, 2002, there were 29,664,326 shares of Common Stock issued and outstanding as of September 28, 2002. Therefore, for purposes of Rule 13d-3 under the Exchange Act, Messrs. Roth and Stark are the beneficial owners of 1,735,000 shares of Common Stock, which represent 5.85% of the Issuer's issued and outstanding shares of Common Stock.

Item 5.      Ownership of Five Percent or Less of a Class.
------       --------------------------------------------

             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.
------       ---------------------------------------------------------------

             Not applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired
------       ------------------------------------------------------------------
               the Security Being Reported on by the Parent Holding Company.
               ------------------------------------------------------------

             Not applicable.

Item 8.      Identification and Classification of Members of the Group.
------       ---------------------------------------------------------

             Not applicable.

Item 9.      Notice of Dissolution of Group.
------       ------------------------------

             Not applicable.

Item 10.     Certification.
-------      -------------

             By signing below each Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 6 of 6 Pages

SCHEDULE 13G




                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                            February 28, 2003


                                              /s/ Michael A. Roth
                                            ------------------------------------
                                            Michael A. Roth


                                              /s/ Brian J. Stark
                                            ------------------------------------
                                            Brian J. Stark





                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                            Dated: February 28, 2003

         The undersigned hereby agree that the Schedule 13G with respect to Select Comfort Corporation dated as of the date hereof, is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(k).



                                              /s/ Michael A. Roth
                                            ------------------------------------
                                            Michael A. Roth


                                              /s/ Brian J. Stark
                                            ------------------------------------
                                            Brian J. Stark